

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2025

John C. Loeffler, II
Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd. Ste. 150
Scottsdale, AZ 85258

> **Re: CaliberCos Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2025**
> **File No. 333-286530**

Dear John C. Loeffler, II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas Poletti, Esq.